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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of February, 2000
                                         -----------------


                          ROYAL CARIBBEAN CRUISES LTD.
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           FORM 20-F    [X]                     FORM 40-F    [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES   [ ]                           NO      [X]

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82______].


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                                                       Contact: Lynn Martenstein
                                                                  (305) 539-6573

                                                           For Immediate Release


       ROYAL CARIBBEAN INTERNATIONAL ORDERS 4TH AND 5TH EAGLE-CLASS SHIPS


         MIAMI - February 29, 2000 - Buoyed by the success of the revolutionary cruise ship VOYAGER OF THE SEAS, Royal Caribbean Cruises Ltd. (NYSE & OSE: RCL) and Kvaerner Masa-Yards have reached a preliminary agreement to build the fourth and fifth Eagle-class vessels for Royal Caribbean International. The companies have signed a letter of intent which calls for two unnamed ships at a total contract price of 1.1 billion euros, which at today's exchange rate has a value of about $1.1 billion. The ships are due for delivery in 2002 and 2003. This letter of intent is subject to the fulfillment of certain conditions, such as financing by the shipyard.

         Two sisters of the 3,114-passenger, 142,000-ton VOYAGER OF THE SEAS are currently under construction in Turku, Finland. EXPLORER OF THE SEAS and ADVENTURE OF THE SEAS are due in 2000 and 2001, respectively. Both ships will have many of the unique features introduced three months ago on VOYAGER OF THE SEAS, such as a four-deck-high horizontal atrium Royal Promenade, atrium-view staterooms, an ice-skating rink and a rock-climbing wall. EXPLORER OF THE SEAS will have the cruise industry's first marine and atmospheric laboratories, staffed by research scientists.

         "We believe, and our guests and travel agents have told us, that VOYAGER OF THE SEAS is a winning formula," said Richard D. Fain, Royal Caribbean's chairman and CEO. "We are eager to sustain the momentum of our Eagle-class series."

          Kjell Almskog, president and CEO of The Kvaerner Group, said, "The Eagle-class ships are a great source of pride for us, and we look forward to the challenge of continuing to build these truly revolutionary ships."


                                   MORE . . .

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ROYAL CARIBBEAN ORDERS TWO MORE EAGLE-CLASS SHIPS                       2-2-2-2

         The cruise industry continues to experience dramatic growth; Royal Caribbean International and its sister brand, Celebrity Cruises, successfully launched 10 new ships in the past five years, evidencing the strong fundamentals the industry enjoys.

          "Even with the increased capacity," Fain said, "we still expect to fill our ships in 2000 while improving yields over 1999. This demonstrates the continued strength of Royal Caribbean's brands and of the cruise market. While there seems to be some pressure on pricing, the fundamentals of the industry continue to be very attractive.

         "Further evidence of this strength and of our ability to expand the market is the fact that the percentage of first-time cruisers at Royal Caribbean International remains at roughly 50 percent. This rate has remained quite stable at this level for more than 10 years, providing additional confirmation of our success in attracting new customers from the 89 percent of Americans who have not yet cruised."

         Royal Caribbean Cruises Ltd. is a global cruise company, operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 in service with another 10 ships under construction, excluding the fourth and fifth Eagle-class ships. For additional information about Royal Caribbean Cruises Ltd., please visit www.royalcaribbean.com or www.rclinvestor.com.

                                      # # #


Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, delivery schedule of new vessels, emergency ship repairs and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ROYAL CARIBBEAN CRUISES LTD.
                                                      (Registrant)



Date:  March 1, 2000                          By:  /s/ Richard J. Glasier
                                                 ------------------------------
                                                 Richard J. Glasier
                                                 Executive Vice President
                                                   and Chief Financial Officer